Exhibit 99.1

Realm Therapeutics plc

Realm Shareholders Approve Scheme of Arrangement for Acquisition by ESSA Pharma Inc. at Court Meeting and General Meeting Held on 24 June 2019; All resolutions passed at Annual General Meeting Held on 24 June 2019

Malvern, PA, 24 June 2019 – Realm Therapeutics plc (“Realm” or the “Company”) (NASDAQ: RLM) is pleased to announce that, at the Court Meeting and the General Meeting held earlier today in connection with the recommended acquisition of the entire issued share capital of Realm by ESSA Pharma Inc. (“Essa”) (NASDAQ: EPIX; TSX-V: EPI) the resolutions proposed were passed by the requisite majorities and accordingly the Scheme was approved. Details of the resolutions passed are set out in the Notices of Court Meeting and General Meeting set out in Parts IX and X respectively of the scheme document dated 29 May 2019 (the “Scheme Document”).

In addition, Realm is pleased to announce that at the Annual General Meeting, also held earlier today, all the resolutions considered at the meeting were passed.

The detailed voting results in relation to the Court Meeting, the General Meeting and the Annual General Meeting are set out below.

Unless otherwise defined herein, capitalised terms and expressions used in this announcement shall have the meanings given to them in the Scheme Document.

Effective Date and Timetable

The outcome of the Court Meeting and General Meeting means that Conditions A(i) and (ii) (as set out in Part A of Part III (Conditions to and Further Terms of the Scheme and the Acquisition) of the Scheme Document) have been satisfied. The Scheme remains subject to sanction by the Court at the Court Hearing, which is to take place on 27 June 2019, and the delivery of a copy of the Court Order to the Registrar of Companies. If the Court sanctions the Scheme, Realm expects that the Scheme would become effective on 2 July 2019.

Following the passing of the resolutions at the Court Meeting and the General Meeting, Citibank, N.A., Realm’s depositary in respect of its ADS programme, will close its books to new ADS issuances and cancellations at the close of business (New York) today, 24 June 2019. ADSs already in issue remain tradeable on Nasdaq regardless of the closing of the books by the depositary.

It has been agreed with Nasdaq that the Realm ADSs will continue to trade on Nasdaq until the Scheme becomes Effective.  Assuming that the Scheme is sanctioned by the Court on 27 June 2019, it is expected that trading of the Realm ADSs will be suspended before the start of trading on Nasdaq on 2 July 2019. It should be noted that persons who acquire Realm ADSs after the Scheme Record Time of 6.00 p.m. (BST) on 28 June 2019 will receive New Essa Shares in settlement of their acquisition of Realm ADSs in accordance with the procedures set out in the Scheme Document and as described below.

An updated expected timetable of principal events is set out below.

Event	Time/date*
Court Hearing to sanction the Scheme	27 June 2019
Scheme Record Time	6.00 p.m. on 28 June 2019
Effective Date of the Scheme	2 July 2019*
Issue of New Essa Shares	2 July 2019*
Listing of New Essa Shares on TSXV and Nasdaq	2 July 2019*
Suspension of trading of Realm ADSs on Nasdaq	2 July 2019*
New Essa Shares registered through the DRS	By 10 July 2019*
Essa CDIs credited to CREST accounts (in respect of Realm Scheme Shares held in uncertificated form only)	By 10 July 2019*
Despatch of statements of entitlement relating to New Essa Shares held through DRS (in respect of Realm Scheme Shares held in certificated form only) and payment of fractional entitlements	By 10 July 2019*
Crediting of New Essa Shares for Realm ADS Holders	By 12 July 2019*
Long Stop Date	31 July 2019**

* These dates depend, among other things, on the date upon which the Court sanctions the Scheme and the date which the Court Order sanctioning the Scheme is delivered to and, if ordered by the Court, registered by, the Registrar of Companies.

** This date may be extended to such date as Realm and Essa may agree and the Court (if required) may allow.

Voting Results of the Court Meeting

The table below sets out the results of the poll at the Court Meeting. Each Realm Scheme Shareholder, present in person or by proxy, was entitled to one vote per Realm Scheme Share held at the Scheme Voting Record Time.

	Number of Realm Scheme Shares voted	Percentage of Realm Scheme Shares voted	Number of Realm Scheme Shareholders who voted*	Percentage of Realm Scheme Shareholders who voted	Number of Realm Scheme Shares voted as a percentage of issued ordinary share capital entitled to vote on the Scheme
For	64,936,325	78.49%	17	70.83%	55.71%
Against	17,795,077	21.51%	7	29.17%	15.27%
Total	82,731,402	100%	24	100%	70.98%

* In addition to the approval by a majority in number of the Realm Scheme Shareholders present in voting, in person or by proxy, at the Court Meeting, Realm has been informed that a majority in number of those holders of Realm ADSs who gave instructions to the Realm Depositary as to how to vote the Realm Shares underlying their Realm ADSs in accordance with the procedures set out in the Scheme Document voted in favour of approving the Scheme.

Voting Results of the General Meeting

The table below sets out the results of the poll at the General Meeting. Each Realm Shareholder, present in person or by proxy, was entitled to one vote per Realm Share held at the Scheme Voting Record Time.

	FOR		AGAINST		TOTAL	WITHHELD*
Resolution	No. of votes	% of votes	No. of votes	% of votes	No. of votes	No. of votes
To: (i) authorise the directors to take all such action as they may consider necessary or appropriate for carrying the Scheme into effect; (ii) amend the articles of association of the Company; and (iii) subject to and conditional on the Scheme becoming Effective, re-register the Company as a private company under the name “Realm Therapeutics Limited”	64,936,038	78.51%	17,769,977	21.49%	82,706,015	25,587

Voting Results of the Annual General Meeting

The table below sets out the results of the poll at the Annual General Meeting. Each Realm Shareholder, present in person or by proxy, was entitled to one vote per Realm Share held at the record time of 6.30 p.m. on 20 June 2019.

	FOR		AGAINST		TOTAL	WITHHELD*
Resolution	No. of votes	% of votes	No. of votes	% of votes	No. of votes	No. of votes
To receive the Company’s audited accounts for the year ended 31 December 2018, together with the Directors’ reports and the Auditor’s report on the accounts.	65,920,401	78.67%	17,877,142	21.33%	83,797,543	25,230
To approve the directors’ remuneration report for the year ended 31 December 2018.	61,561,481	73.46%	22,235,922	26.54%	83,797,403	25,370
To re-appoint KPMG LLP as Auditor.	65,910,095	78.65%	17,886,961	21.35%	83,797,056	25,717
To authorise the Directors to determine the remuneration of the Auditor.	65,886,189	78.63%	17,910,867	21.37%	83,797,056	25,717
To authorise the Directors to allot shares in the Company	64,936,211	77.49%	18,860,975	22.51%	83,797,186	25,587
To re-elect Balkrishan (Simba) Gill as a director.	64,936,701	77.49%	18,860,972	22.51%	83,797,673	25,100
To re-elect Alex Martin as a director.	64,936,701	77.49%	18,860,972	22.51%	83,797,673	25,100
To re-elect Charles Spicer as a director.	64,936,701	77.49%	18,860,972	22.51%	83,797,673	25,100
To re-elect Marella Thorell as a director.	64,936,701	77.49%	18,860,972	22.51%	83,797,673	25,100
To partially disapply statutory pre-emption rights.	64,926,392	77.48%	18,870,664	22.52%	83,797,056	25,717

* A vote withheld is not a vote in law and, accordingly, is not counted in the calculation of the proportion of votes "For" or "Against" the relevant resolution.

The total number of Realm Shares in issue at the Scheme Voting Record Time (which was also the voting record time for the Annual General Meeting) was 116,561,917. As at the Scheme Voting Record Time, Realm held no Shares in treasury. Therefore, the total voting rights in Realm as at the Scheme Voting Record Time were 116,561,917.

Realm Contacts:

Alex Martin, Chief Executive Officer

Marella Thorell, Chief Financial Officer and Chief Operating Officer

Outside U.S.:  +44 (0) 20 3727 1000

U.S.:  +1 212 600 1902

Argot Partners	FTI Consulting
Stephanie Marks/Claudia Styslinger	Simon Conway
+1 212 600 1902	+44 (0) 20 3727 1000

Cooley (Legal adviser to Realm)

Ed Lukins	+44 207 556 4261
Josh Kaufman	+1 212 479 6495
Claire Keast-Butler	+44 207 556 4211

IMPORTANT NOTES

The City Code on Takeovers and Mergers

The City Code on Takeovers and Mergers does not apply to the Acquisition.

Further information

This Announcement is for information purposes only and is not intended to and does not constitute, or form any part of, an offer to sell or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Acquisition or otherwise. The Acquisition will be made solely by the Scheme Document, which contains the full terms and conditions of the Acquisition. Investors may obtain a free copy of the Scheme Document at the Securities and Exchange Commission’s website at www.sec.gov, or free of charge from Realm at https://www.realmtx.com or by directing a request to Realm at ir@realmtx.com.

This Announcement does not constitute a prospectus or a prospectus equivalent document.

Overseas shareholders

The release, publication or distribution of this Announcement in jurisdictions other than the United Kingdom and the United States may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom or the United States (including Restricted Jurisdictions) should inform themselves about, and observe, any applicable legal or regulatory requirements. Any failure to comply with applicable legal or regulatory requirements of any jurisdiction may constitute a violation of securities laws in that jurisdiction. This Announcement has been prepared for the purpose of complying with English law and the information disclosed may not be the same as that which would have been disclosed if this Announcement had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.

Copies of this Announcement and any formal documentation relating to the Acquisition are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any Restricted Jurisdiction or any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any Restricted Jurisdiction.

The availability of the New Essa Shares under the Acquisition to Realm Shareholders who are not resident in the United Kingdom or the United States may be affected by the laws of the relevant jurisdictions in which they are resident. Persons who are not resident in the United Kingdom or the United States or who are subject to the laws and/or regulations of another jurisdiction should inform themselves of, and should observe, any applicable requirements. Further details in relation to overseas shareholders are contained in the Scheme Document.

Notice to U.S. investors in Realm

The Acquisition relates to shares of an English company and is proposed to be effected by means of a scheme of arrangement under English law. An acquisition effected by means of a scheme of arrangement is not subject to any proxy solicitation or tender offer rules under the U.S. Securities Exchange Act. Accordingly, the Scheme is subject to the disclosure requirements, rules and practices applicable in the United Kingdom to schemes of arrangement, which differ from the requirements of U.S. proxy solicitation or tender offer rules.

The New Essa Shares to be issued under the Scheme have not been registered under the U.S. Securities Act, or with any securities regulatory authority or under the securities laws of any state or other jurisdiction of the United States. The New Essa Shares are expected to be issued in the United States in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof.

Following prospective sanction by the High Court of the Acquisition and the issuance of the New Essa Shares, such shares may be offered, sold, resold, delivered, distributed or otherwise transferred, directly or indirectly, in or into the United States without registration under the U.S. Securities Act by all non-affiliates of Realm and Essa. Affiliates of Realm or Essa must either have their shares registered for sale with the U.S. Securities and Exchange Commission or qualify for an exemption from registration under the U.S. Securities Act in order to resell New Essa Shares owned by them in or into the United States.

For the purposes of qualifying for the exemption from the registration requirements of the U.S. Securities Act afforded by Section 3(a)(10) thereunder, Realm will advise the Court through counsel that it will rely on the Section 3(a)(10) exemption based on the Court's sanctioning of the Scheme following a hearing on the fairness of the terms and conditions of the Scheme to Realm Shareholders, at which hearing all such Realm Shareholders are entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme and with respect to which notification has been given to all such shareholders.

The securities to be issued by Essa as consideration pursuant to the Acquisition should not be treated as "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act by persons who receive them under the scheme other than "affiliates" of Realm or Essa, and all non-affiliates of Realm and Essa may resell them in the United States following issuance without restriction under the U.S. Securities Act. Affiliates of Realm or Essa must comply with restrictions on sale set forth in subsection (d) of Rule 145 promulgated under the U.S. Securities Act, including no sales for the first 90 days following the Effective Date and limitations as to volume and manner of sale thereafter, unless such securities have been registered under the U.S. Securities Act or qualify for another exemption from registration thereunder, including Regulation S, which permits such securities to be traded on the TSX-V. Affiliates of Essa following the Effective Date are subject to additional restrictions on sale of such securities, including as to volume and manner of sale, under Rule 144, unless such securities have been registered for resale under the U.S. Securities Act or the disposition qualifies under another exemption from the U.S. Securities Act, including Regulation S, as described above. It may be difficult for U.S. Realm Shareholders to enforce their rights and claims arising out of the U.S. federal securities laws, since Essa and Realm are located in countries other than the United States, and some or all of their officers and directors may be residents of countries other than the United States. U.S. Realm Shareholders may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of U.S. securities laws. Further, it may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court's judgment. Realm Shareholders should familiarise themselves with what, if any resale restrictions may apply to them in respect of the New Essa Shares being issued to them and are urged to otherwise consult with legal, tax and financial advisers in connection with the Acquisition

None of the securities referred to in this Announcement have been approved or disapproved by the U.S. Securities and Exchange Commission, any state securities commission in the United States or any other U.S. regulatory authority, nor have such authorities passed upon or determined the adequacy or accuracy of the information contained in this Announcement. Any representation to the contrary is a criminal offence in the United States.

U.S. Realm Shareholders and Realm ADS Holders also should be aware that the Acquisition contemplated herein may have tax consequences to them in the United States. U.S. Realm Shareholders and Realm ADS Holders are urged to consult with legal, tax and financial advisers in connection with making a decision regarding the Acquisition.

Warning Concerning Forward-Looking Statements

All statements included in this Announcement, other than statements or characterisations of historical fact, are forward-looking statements within the meaning of the federal securities laws, including Section 21E of the U.S. Exchange Act, other securities laws and are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Whenever the document uses words such as, without limitation, “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “will,” “may,” “predict,” “could,” “seek,” “forecast” and negatives or derivatives of these or similar expressions, they are making forward-looking statements. Examples of such forward-looking statements include, but are not limited to, references to the anticipated benefits of the Acquisition, the anticipated effectiveness of the Acquisition and the timing thereof; and any other statements that are not statements of historical fact. These forward-looking statements are based upon Realm’s or, where relevant, Essa’s present intent, beliefs or expectations, but forward-looking statements are not guaranteed to occur and may not occur.

Realm Shareholders are cautioned that any forward-looking statements are not guarantees of future performance and may involve significant risks and uncertainties, and that actual results may vary materially from those expressed or implied by these forward-looking statements. Important risk factors that may cause Realm’s or Essa’s actual results to differ materially from these forward-looking statements include, but are not limited to: (1) the Acquisition is subject to the satisfaction or waiver of certain conditions, including the sanction of the Scheme by the Court, which conditions may not be satisfied or waived; (2) uncertainties as to the timing of the consummation of the Acquisition and the ability of each party to consummate the Acquisition; (3) the risk that the Acquisition disrupts the parties’ current operations or affects their ability to retain or recruit key employees; (4) the possible diversion of management time on Acquisition-related issues; (5) potential litigation relating to the Acquisition; (6) unexpected costs, charges or expenses resulting from the Acquisition; (7) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Acquisition; (8) Essa may require substantial capital in the future to fund its operations and research and development; (9) Essa’s ability to continue to fund and successfully progress internal research and development efforts and to create effective, commercially-viable drugs; and (10) the fact that Essa’s compounds may not successfully complete pre-clinical or clinical testing, or be granted regulatory approval to be sold and marketed in the United States or elsewhere.

The information contained in Realm’s annual report for the year ending 31 December 2018 distributed to shareholders and its filings with the SEC, including in its annual report on Form 20-F for the year ended 31 December 2018, identifies other important factors that could cause actual results to differ materially from those stated in or implied by the forward-looking statements in this Announcement. Realm’s filings with the SEC are available on the SEC’s website at www.sec.gov and its annual report previously distributed to shareholders is available at www.realmtx.com. You should not place undue reliance upon forward looking statements. Except as required by law, Realm does not intend to update or change any forward looking statements as a result of new information, future events or otherwise.